SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

Prudential plc (the Company)

Notification of interests of Persons Discharging Managerial Responsibility (PDMRs) and connected persons

Prudential plc (the Company) announces that in line with its normal timetable it has released to executives of the Group, including PDMRs, shares under its various incentive arrangements. Sales on behalf of PDMRs have been made to meet tax and sales costs. In addition, two PDMRs have made charitable gifts of shares in the Company. Further awards under current incentive arrangements have also been made to PDMRs.

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Release of awards under Company incentive arrangements; notifications of disposal of interests and 2014 awards under the Annual Incentive Plan (AIP).

The Company advises that on 31 March 2014 the Prudential plc Employee Benefit Trust (the Trust) released 4,845,541 ordinary shares of 5p and 449,058 American Depositary Receipts (ADRs) for executives including awards for the benefit of PDMRs in the Company pursuant to the following incentive arrangements:

    The 2011 awards under the Group Performance Share Plan and Business Unit Performance Plan;

    The 2011 awards under the AIP and Group Deferred Bonus Plan in respect of the 2010 financial year. Under these arrangements a percentage of an executive's annual bonus award must be deferred in shares for a period of three years; and

    An award made on 7 October 2013 to Mrs J Hunt under the Prudential Long Term Incentive Plan as part of the arrangements put in place to compensate her for the forfeiture of awards under various share plan arrangements with her former employer.

In accordance with the rules of the incentive arrangements 1,427,406 shares and 162,475 ADRs were sold on 31 March/1 April 2014 by the Trust at £12.8219 per share and $42.6043 per ADR to cover withholding tax and sales costs.

On 1 April 2014, the Company made awards to PDMRs under its AIP arrangement. Under the AIP a percentage of an executive's annual bonus award must be deferred in shares for a period of three years. As a result of bonus awards approved by the Remuneration Committee for the 2013 financial year, the awards shown in the table below have been made at a market price of £12.88. A further award in ADRs has been made at a market price of $42.89. AIP deferred share awards will be released to participants in April 2017. Shares and ADRs acquired to meet these awards will be registered in the name of the Trust and carry an entitlement to dividends which will be used to purchase additional shares on behalf of the recipient which will be held in the Trust until the release date.

The number of ordinary shares of 5p in the Company released to PDMRs under all incentive arrangements, subsequent sales and awards under the AIP on their behalf are as follows:

Name	Beneficial interest in shares before release of award	Number of conditional awards released	Number of AIP shares released	Number of shares sold to meet tax & charges	Price shares sold at £	Number of shares awarded under the AIP	Total beneficial interest following notification	% of Issued Share Capital held
T Thiam	892,684	412,653	235,444	304,912	12.8219	63,847	1,064,272	0.0415
P-O Bouée	43,381	53,488	12,083	30,850	12.8219	14,667	80,686	0.0031
J Hunt	36,395	106,805	-	50,249	12.8219	29,017	121,968	0.0048
M McLintock	453,820	53,488	82,838	64,138	12.8219	69,093	512,263	0.0200
N Nicandrou	302,921	168,117	51,149	103,160	12.8219	34,903	402,781	0.0157
M Coltman	96,614	74,504	25,991	47,281	12.8219	19,819	143,656	0.0056
J Foley	240,047	168,117	-	79,095	12.8219	31,180	360,249	0.0140
P Goerke	66,828	118,597	-	55,797	12.8219	25,134	154,762	0.0060
J Murray	23,473	75,803	-	35,664	12.8219	21,412	85,024	0.0033
The number of ADRs released to PDMRs under all incentive arrangements, subsequent sales and awards under the AIP on their behalf are as follows:

Name	Beneficial interest in ADRs before release of award	Number of conditional awards of ADRs released	Number of AIP ADRs released1	Number of ADRs sold to meet tax & charges	Price ADRs sold at $	Number of ADRs gifted to charity	Number of ADRs awarded under the AIP	Total beneficial interest following notification	% of Issued Share Capital held
B Stowe	200,570	96,446	29,918	63,246	42.6403	3,500	15,122	245,392	0.0190
M Wells	215,730	218,048	-	91,564	42.6043	23,770	49,823	368,267	0.0287

Awards under the Prudential Long Term Incentive Plan

On 1 April 2014, the Company made the following awards to PDMRs under the Prudential Long Term Incentive Plan (LTIP).

Under the LTIP the Remuneration Committee can make conditional share awards over both ordinary shares of 5p and ADRs to executives. The awards made in 2014 are in line with Prudential's Directors' remuneration policy and will only be released in April 2017 subject to the achievement of performance criteria. As set out in detail in the 2013 Directors' Remuneration Report, awards will only be released in full if stretching performance targets in respect of Total Shareholder Return and IFRS Operating Profit are met.

The following awards of ordinary shares of 5p in the Company have been made at a market price of £12.88 :

Name	Number of conditional shares awarded	% of issued share capital awarded	Total number of conditional shares held following award	% of issued share capital held as conditional share awards following award
T Thiam	329,503	0.0129	1,198,437	0.0467
P-O Bouée	122,282	0.0048	237,972	0.0093
J Hunt	112,500	0.0044	326,125	0.0127
M McLintock	44,487	0.0017	138,253	0.0054
N Nicandrou	132,375	0.0052	440,303	0.0172
M Coltman	52,795	0.0021	191,824	0.0075
J Foley	125,776	0.0049	457,057	0.0178
P Goerke	81,667	0.0032	296,738	0.0116
J Murray	69,254	0.0027	251,729	0.0098

The following awards of ADRs have been made at a market price of US$42.89:

Name	Number of conditional ADRs awarded	% of issued share capital awarded	Total number of conditional ADRs held following award	% of issued share capital held as conditional share awards following award
B Stowe	57,412	0.0045	218,687	0.0171
M Wells	119,477	0.0093	455,468	0.0355

PDMRs interests in the share capital of Prudential plc

Following the transactions detailed above the PDMRs have the following interests in ordinary shares of 5p in the Company:

Name	Beneficial interest in shares held following transactions	% of issued shares held following transactions	Number of shares subject to performance conditions	% of issued share capital held as conditional share awards following transactions
T Thiam	1,064,272	0.0415	1,198,437	0.0467
P-O Bouée	80,686	0.0031	237,972	0.0093
J Hunt	121,968	0.0048	326,125	0.0127
M McLintock	512,263	0.0200	138,253	0.0054
N Nicandrou	402,781	0.0157	440,303	0.0172
B Stowe	490,784	0.0019	437,374	0.0171
M Wells	736,534	0.0287	910,936	0.0355
M Coltman	143,656	0.0056	191,824	0.0075
J Foley	360,249	0.0140	457,057	0.0178
P Goerke	154,762	0.0060	296,738	0.0116
J Murray	85,024	0.0033	251,729	0.0098

Mr Stowe's beneficial interest in shares is made up of 245,392 ADRs (representing 490,784 ordinary shares) and Mr Wells' beneficial interest in shares is made up of 368,267 ADRs (representing 736,534 ordinary shares)

Additional Information

Prudential plc was notified on 1 April 2014 that certain transactions by PDMRs in the Company's ordinary shares of 5p and ADRs took place on 31 March 2014 in London and New York (details of which are set out above).

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 1 April 2014

Contact

Jennie Webb, Share Plans Manager, 020 7548 2027

Stefan Bort, Deputy Group Secretary, 020 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 April 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary